SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 May 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The share interests of the under-noted persons discharging managerial responsibility (PDMRs) have increased following the reinvestment of dividends in respect of Ordinary shares as stated below.

The following transactions in Aviva plc Ordinary shares of 25 pence each are notified in accordance with Disclosure & Transparency Rule 3.1.4R(1)(a) and took place in London on 17 May 2016 and the Company was advised on 18 May 2016.

Director/PDMR	Nominee/Trustee	Shares Purchased	Share Price
Nick Amin	Computershare Trustees Limited - Aviva Matching Share Plan	42	£4.225
Angela Darlington	Computershare Nominees Limited - Aviva Vested Share Account	34	£4.225
David McMillan	Computershare Nominees Limited – Aviva Vested Share Account	115	£4.225

Enquiries:

Julian Baddeley - Deputy Company Secretary

Tel: +44 (0) 20 7662 9820

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 May, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary